Security Class Holder Account Number

Form of Proxy - Annual General and Special Meeting to be held on May 9, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3.	This proxy should be signed in the exact manner as the name appears on the proxy.
4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 pm, (Calgary time), on May 7, 2007.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Call the number listed BELOW from a touch tone telephone.	Go to the following web site: www.investorvote.com
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointment of Proxyholder
I/We, being holder(s) of TRANSGLOBE ENERGY CORPORATION hereby		Enter the name of the person you are
appoint(s): Ross Clarkson, President and Chief Executive Officer, or failing him,		appointing if this person is someone
David Ferguson, Vice President, Finance and Chief Financial Officer	OR	other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of TransGlobe Energy Corporation to be held at the Calgary Petroleum Club, Viking Room, 319 – 5th Avenue S.W., Calgary, Alberta on May 9, 2007 at 3:00 p.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

Management recommends that you vote FOR the following nominees: Robert Halpin, Ross Clarkson, Lloyd Herrick, Erwin Noyes, Geoffrey Chase and Fred Dyment, as outlined in the Information Circular.

	For	Withhold

Vote FOR or WITHHOLD for all nominees proposed by Management	[ ]	[ ]

	For	Withhold
2. Appointment of Auditors
Appointment of Deloitte & Touche LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	[ ]	[ ]

	For	Against
3. Unallocated Options
To approve the unallocated options under the Company's existing stock option plan.	[ ]	[ ]

	For	Against
4. Amendments to Stock Option Plan
To approve certain amendments to the Company's stock option plan.	[ ]	[ ]

Authorized Signature(s) - This section must be completed	Signature(s)	Date
for your instructions to be executed.
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby
revoke any proxy previously given with respect to the Meeting. If no voting instructions are		MM DD YY
indicated above, this Proxy will be voted as recommended by Management.		_______/_______/_______

Interim Financial Statements		Annual Report
Mark this box if you would like to receive interim financial statements and accompanying	[ ]	Mark this box if you would NOT like to receive the Annual	[ ]
Management’s Discussion and Analysis by mail.		Report and accompanying Management’s Discussion and
Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.